SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

The RMR Group Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

74967R 106

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G/A

CUSIP No. 74967R 106

1	Name of Reporting Person Select Income REIT (by: Office Properties Income Trust as successor by merger to Select Income REIT)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0%

12	Type of Reporting Person OO

13G/A

CUSIP No. 74967R 106

Item 1(a).	Name of Issuer: The RMR Group Inc. (the “Issuer”).
Item 1(b).	Address of Issuer’s Principal Executive Offices: Two Newton Place 255 Washington Street Suite 300 Newton, Massachusetts 02458-1634

Item 2(a).

Name of Person Filing:

This Schedule 13G/A is being filed by Select Income REIT (the “Reporting Person”).  Effective December 31, 2018, pursuant to the Agreement and Plan of Merger, dated as of September 14, 2018, by and among Government Properties Income Trust (“GOV”), GOV MS REIT, a wholly owned subsidiary of GOV (“Merger Sub”), and the Reporting Person, the Reporting Person merged with and into Merger Sub, with Merger Sub as the surviving entity in the merger (the “Merger”). Following the Merger, Merger Sub merged with and into GOV, with GOV as the surviving entity in that merger (the “Secondary Merger”). Following the Secondary Merger, GOV changed its name to Office Properties Income Trust (“OPI”).

The Class A Common Shares (as defined below) previously reported on this Schedule 13G as beneficially owned by the Reporting Person are now reported as beneficially owned by OPI on its own Schedule 13G.

Item 2(b).

Address of Principal Business Office or, if none, Residence:

The address of the principal business office of the Reporting Person is Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.

Item 2(c).	Citizenship: The Reporting Person is a Maryland real estate investment trust.
Item 2(d).	Title of Class of Securities: The class of securities to which this Schedule 13G/A relates is shares of Class A common stock, par value $0.001 per share, of the Issuer (the “Class A Common Shares”).
Item 2(e).	CUSIP Number: The CUSIP number for the Class A Common Shares is 74967R 106.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

13G/A

CUSIP No. 74967R 106

Item 4.	Ownership.
(a) Amount beneficially owned: The Reporting Person does not beneficially own any Class A Common Shares.
(b) Percent of class: The Reporting Person does not beneficially own any Class A Common Shares.
(c) Number of Class A Common Shares as to which each Reporting Person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2019

SELECT INCOME REIT

By: OFFICE PROPERTIES INCOME TRUST (formerly known as Government Properties Income Trust)
as successor by merger to Select Income REIT

By:	/s/ Jeffrey C. Leer
Name: Jeffrey C. Leer
Title: Chief Financial Officer and Treasurer

ATTENTION.
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).